Exhibit 12
CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended
	March 31,
	2006	2007
Net Income	$97	$131
Income taxes	66	83
Capitalized interest	(1)	(7)

	162	207

Fixed charges, as defined:

Interest	40	39
Capitalized interest	1	7
Interest component of rentals charged to operating income	3	4

Total fixed charges	44	50

Earnings, as defined	$206	$257

Ratio of earnings to fixed charges	4.69	5.19